411 Waverley Oaks Road, Suite 114

Waltham, MA 02452

November 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Ondas Holdings Inc. Registration Statement on Form S-4, as amended File No. 333-267565

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. hereby requests that its Registration Statement on Form S-4, as amended, (File No. 333-267565) filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2022 be declared effective by the Commission at 4:00 p.m. Eastern Time on Wednesday, November 30, 2022, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

ONDAS HOLDINGS INC.

By:  /s/ Eric A. Brock

Eric A. Brock

Chief Executive Officer

cc: Christina C. Russo, Akerman LLP